SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                       Simon Transportation Services Inc.
                       -----------------------------------
                                (Name of Issuer)

               Class A Common Stock, Par Value $0.01 Per Share
               -----------------------------------------------
                         (Title of Class of Securities)

                                    828813105
                                    ---------
                      (CUSIP Number of Class of Securities)

                  Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119

                          Attention: Mr. Nelson Obus
                          --------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                 August 4, 2000
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (continued on following pages)


                              (Page 1 of 8 Pages)

CUSIP No.  828813105                    13D                   Page 2 of 8 Pages


________________________________________________________________________________
1 NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: 13-3688497

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     WC    (SEE ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         82,882

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         82,882

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     82,882 shares of Class A Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5% of Class A Common Stock
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________



                              (Page 2 of 8 Pages)

CUSIP No.  828813105                    13D                   Page 2 of 8 Pages


________________________________________________________________________________
1 NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value Offshore Value Fund, Ltd.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:  Not Applicable

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     WC    (SEE ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         89,750

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         89,750

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     89,750 shares of Class A Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7% of Class A Common Stock
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________



                              (Page 3 of 8 Pages)

CUSIP No.  828813105                    13D                   Page 4 of 8 Pages


________________________________________________________________________________
1 NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P.I I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: 13-3953291

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     WC    (SEE ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         127,368

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         127,368

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     127,368 shares of Class A Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.4% of Class A Common Stock
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN
________________________________________________________________________________



                              (Page 4 of 8 Pages)

Item 1. Security and Issuer.

    This Statement relates to shares of Class A Common Stock, $0.01 par value per share (the "Shares"), of Simon Transportation Services Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5175 West 2100 South, West Valley City, Utah 84120.

Item 2. Identity and Background.

    (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group".

    Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

    The business address of Mr. Obus, Mr. Landes, WCM, and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

    (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

    The Wynnefield Group entities sold their Shares, separately from each other, for the consideration shown in the following table:



                              (Page 5 of 8 Pages)

Name                        Number of Shares Sold*     Consideration Received
----                        ---------------------      ----------------------
Partnership                 73,900                     $519,800.00
Partnership-I               86,900                     $611,237.50
Fund                        35,300                     $248,300.00

    Each member of the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

    Each member of the Wynnefield Group sold the Shares reported in Item 5 below for their own account, because in their respective individual judgment, such sales maximized the value of their individual investments in the Issuer and their respective asset portfolios.

    Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

    (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 300,000 Shares after giving effect to the transactions set forth in Item 3 of this Statement. Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the three entities referred to as the Wynnefield Group.

    However, Mr. Obus and Mr. Landes, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the three entities referred to as the Wynnefield Group represent approximately 5.58% of the outstanding Shares of Class A Common Stock of the Issuer, based on the 5,372,958 Shares of Class A Common Stock reported as outstanding on March 31, 2000 in the Issuer's latest Quarterly Report on Form 10-Q.

[FN]

----------------
* The number of shares listed in this table represent an aggregate of sale transactions of shares which occurred on August 4, 2000 and August 8, 2000.



                              (Page 6 of 8 Pages)

      Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Shares owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

      (b) Mr. Obus and Mr. Landes, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the three entities comprising the Wynnefield Group.

      (c) In the past sixty (60) days, the entities in the Wynnefield Group made their separate purchases and sales of Shares in the over-the-counter market as follows:




Name                 Transaction    Date                Number of
----                 -----------    ----                ---------
                                                        Share         Price Per Share
                                                        -----         ---------------

Partnership          Sell           August 4, 2000      20,000          $7.0000
Partnership          Sell           August 4, 2000      15,100          $6.9375
Partnership          Sell           August 4, 2000      7,500           $6.9375
Partnership          Sell           August 8, 2000      31,300          $7.1250


Partnership-I        Sell           August 4, 2000      23,500          $7.0000
Partnership-I        Sell           August 4, 2000      17,700          $6.9375
Partnership-I        Sell           August 4, 2000      8,900           $6.9375
Partnership-I        Sell           August 8, 2000      36,800          $7.1250


Fund                 Sell           August 4, 2000      9,500           $7.0000
Fund                 Sell           August 4, 2000      7,200           $6.9375
Fund                 Sell           August 4, 2000      3,600           $6.9375
Fund                 Sell           August 8, 2000      15,000          $7.1250



                              (Page 7 of 8 Pages)

    (d) The entities comprising the Wynnefield Group, as owners of an aggregate of 300,000 Shares (representing 5.58% of the outstanding Shares), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares, but only from such Shares.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

    Not applicable.

                                    SIGNATURE

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

    Dated: August 11, 2000


                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                            By:     Wynnefield Capital Management, LLC,
                                    General Partner

                            By:     /s/ Joshua Landes
                                    ------------------------------
                                    Joshua Landes, Managing Member


                            WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                            By:     Wynnefield Capital, Inc.


                                    /s/ Joshua Landes
                                    -----------------------------
                                    Joshua Landes, Vice President








                              (Page 8 of 8 Pages)